SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              SCHEDULE 13D
                             (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           (Amendment No. ___)*

                         BJ's Wholesale Club, Inc.
                            (Name of Issuer)

                              Common Stock
                      (Title of Class of Securities)

                               05548J106
                            (CUSIP Number)

                        Stephen M. Schultz, Esq.
                  Kleinberg, Kaplan, Wolff & Cohen, P.C.
                 551 Fifth Avenue, New York, New York 10176
                            Tel: (212) 986-6000
        (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                             March 18, 2003
       (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  1,580,400

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  1,580,400

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,580,400

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.3%

14.      TYPE OF REPORTING PERSON*
                  PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,925,900

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,925,900

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,925,900

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.8%

14.      TYPE OF REPORTING PERSON*
                  PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  1,925,900

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  1,925,900

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,925,900

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.8%

14.      TYPE OF REPORTING PERSON*
                  CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

     This statement relates to the common stock (the "Common Stock"), of BJ's Wholesale Club, Inc. (the "Issuer"). The Issuer's principal executive office is located at One Mercer Road, Natick, Massachusetts 01760.


ITEM 2.  Identity and Background.

     (a)-(c) This statement is being filed by (i) Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), (ii) Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and (iii) Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer") and Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

     The business address of each of Elliott, EICA, Singer and Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019. The business address of each of Elliott International and Hambledon is c/o HSBC Financial Services (Cayman) Limited, P.O. Box 1109, Mary Street, Grand Cayman, Cayman Islands.

     The principal business of each of Elliott and Elliott International is to purchase, sell, trade and invest in securities. The principal business of EICA is the furnishing of investment advisory services to Elliott International. The principal business of Mr. Singer is serving as general partner of Elliott and Capital Advisors and as president of EICA. The principal business of Capital Advisors is serving as general partner of Elliott. The principal business of Hambledon is serving as general partner of Elliott International.

     (d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Singer is a citizen of the United States.


ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by Elliott in purchasing the Common Stock it beneficially owns are:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $17,944,023

     The source and amount of funds used by Elliott International in purchasing the Common Stock it beneficially owns are:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $21,852,121

ITEM 4.  Purpose of Transaction.

     Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. EICA has acted as investment manager with respect to Elliott International's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may acquire additional shares of Common Stock or other securities of the Issuer or may dispose of all or a portion of the Common Stock or other securities of the Issuer that it now beneficially owns or hereafter acquires. Each of Elliott and Elliott International may also meet with other shareholders, investment bankers and/or the Issuer's management and Board of Directors to consider a variety of different alternatives to maximize shareholder value, including, without limitation, proposing that the Issuer enter into one or more negotiated transactions, and/or commencing or joining a tender offer, proxy contest, consent solicitation, or other similar action. However, it should not be assumed that either Elliott or Elliott International will take any of the foregoing actions, and each of them expressly reserves the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer.


ITEM 5.  Interest in Securities of the Issuer.

     (a)  Elliott   beneficially   owns   1,580,400   shares  of  Common  Stock,
constituting 2.3% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 1,925,900 shares of Common Stock, constituting 2.8% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 3,506,300 shares of Common Stock constituting 5.1% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                           Approx. Price per
                  Amount of Shs.           Share (excl. of
Date    Security  Bought(Sold)             commissions)

02/05/03 Common   123,700                   $15.09
02/18/03 Common    22,500                   $14.22
02/19/03 Common    96,800                   $14.22
02/20/03 Common    63,000                   $13.97
02/21/03 Common    63,000                   $13.97
02/24/03 Common    15,700                   $13.93
02/25/03 Common    54,900                   $13.83
03/04/03 Common   196,800                   $11.26
03/05/03 Common     5,000                   $15.00*
03/05/03 Common   280,100                   $10.16
03/06/03 Common    25,200                   $10.12
03/07/03 Common   214,200                   $10.09
03/10/03 Common   112,500                   $10.09
03/11/03 Common    90,000                    $9.98
03/12/03 Common    93,200                    $9.38
03/13/03 Common   (18,000)                   $9.48
03/14/03 Common    27,000                    $9.77
03/17/03 Common    45,000                   $10.09
03/18/03 Common    69,800                   $10.07

     The following transactions were effected by Elliott International during the past sixty (60) days:

                                           Approx. Price per
                  Amount of Shs.           Share (excl. of
Date    Security  Bought(Sold)             commissions)

02/05/03 Common   151,300                   $15.09
02/18/03 Common    27,500                   $14.22
02/19/03 Common   118,200                   $14.22
02/20/03 Common    77,000                   $13.97
02/21/03 Common    77,000                   $13.97
02/24/03 Common    19,300                   $13.93
02/25/03 Common    67,100                   $13.83
03/04/03 Common   240,600                   $11.26
03/05/03 Common   342,400                   $10.16
03/06/03 Common    30,800                   $10.12
03/07/03 Common   261,800                   $10.09
03/10/03 Common   137,500                   $10.09
03/11/03 Common   110,000                    $9.98
03/12/03 Common   113,800                    $9.38
03/13/03 Common       400                   $15.00*
03/13/03 Common   (22,000)                   $9.48
03/14/03 Common    33,000                    $9.77
03/17/03 Common    55,000                   $10.09
03/18/03 Common    85,200                   $10.07

     All of the above transactions were effected on the New York Stock Exchange, except for those marked with an asterisk (*), which represent settlements of puts written by the Reporting Persons.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

         (e)      Not applicable.


     ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Elliott has written puts with respect to 140,000 shares of Common Stock and written calls with respect to 124,000 shares of Common Stock. Elliott International has written puts with respect to 176,700 shares of Common Stock and written calls with respect to 152,600 shares of Common Stock. All such puts and calls were written through the Chicago Board of Options Exchange.


ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement

                                SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  March 19, 2003

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                                    Elliot Greenberg
                                    Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By:      Elliott International Capital Advisors Inc.,
                           as Attorney-in-Fact


                           By: /s/ Elliot Greenberg
                                    Elliot Greenberg
                                    Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
                  Elliot Greenberg
                  Vice President

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of BJ's Wholesale Club, Inc. dated March 19, 2003 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  March 19, 2003

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                                    Elliot Greenberg
                                    Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By:      Elliott International Capital Advisors Inc.,
                           as Attorney-in-Fact


                           By: /s/ Elliot Greenberg
                                    Elliot Greenberg
                                    Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
                  Elliot Greenberg
                  Vice President